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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.
                   ------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    23302R107
                                   ----------
                                 (Cusip Number)

                                DECEMBER 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

CUSIP NO.         23302R107
                  -------------------------------------------------------------

1) Names of Reporting Person I.R.S. Identification Nos of Above Persons (entities only)
         COLLINS CHILDREN'S TRUST
         ----------------------------------------------------------------------

2)       Check the Appropriate Box if a Member of a Group
         (a)
            -------------------------------------------------------------------
         (b)
            -------------------------------------------------------------------

3)       SEC Use Only
                     ----------------------------------------------------------

4)       Citizenship or Place of Organization ARKANSAS
                                              ---------------------------------


Number
Of                5)       Sole Voting Power 486,000
Shares                                       ----------------------------------
Beneficially
Owned by          6)       Shared Voting Power
Each                                         ----------------------------------
Reporting
Person                                       ----------------------------------
With
                                             ----------------------------------
                  7)       Sole Dispositive Power 486,000
                                                  -----------------------------

                           ----------------------------------------------------
                  8)       Shared Dispositive Power
                                                    ---------------------------

                  -------------------------------------------------------------



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9)       Aggregate Amount Beneficially Owned by Each Reporting Person 486,000
                                                                      ---------

         ----------------------------------------------------------------------

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                                                                        -------

         ----------------------------------------------------------------------

11)      Percent of Class Represented by Amount in Row 9 9.3
                                                         ----------------------

12)      Type of Reporting Person OO
                                  ---------------------------------------------


ITEM 1(a)         DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.

ITEM 1(b)         19955 NE 38TH COURT, #601, AVENTURA, FLORIDA 33180

ITEM 2(a)         COLLINS CHILDREN'S TRUST

ITEM 2(b)         19955 NE 38TH COURT, #601, AVENTURA, FLORIDA 33180

ITEM 2(c)         ARKANSAS

ITEM 2(d)         COMMON STOCK

ITEM 2(e)         THE CUSIP NUMBER IS 23302R107

ITEM 3            Not Applicable

ITEM 4            OWNERSHIP

                  a)       Amount Beneficially Owned: 486,000
                                                      -------
                  b)       Percent of Class: 9.3
                                             ---
                  c)       Number of Shares as to which the person has:
                           i)       Sole power to vote or direct the vote:
                                                                        486,000
                                                                        -------
                           ii)      Shared power to vote or to direct the vote
                           iii)     Sole power to dispose or to direct the
                                    disposition of                      486,000
                                                                        ------
                           iv) Shared power to dispose or to direct the disposition of

ITEM 5            NOT APPLICABLE

ITEM 6            NOT APPLICABLE

ITEM 7            NOT APPLICABLE

ITEM 8            NOT APPLICABLE

ITEM 9            NOT APPLICABLE


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ITEM 10           CERTIFICATIONS

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:             JULY 11, 2001
                   ---------------------------

Signature:        /s/ KIMBERLY D. TALLEY
                   ---------------------------

Name/Title:       KIMBERLY D. TALLEY, TRUSTEE
                   ---------------------------